SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

News clarification

Rio de Janeiro, May 30, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on May 29, 2025, it received Official Letter No. 121/2025/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission - CVM, attached to this market announcement, in which the CVM's technical area requests clarification regarding the news published on May 28, 2025, under the title: “Eletrobras hires BTG to sell stake in Eletronuclear, says agency”, which contains the information that “Eletrobras hired BTG Pactual bank as an advisor in the process of selling its minority stake in Eletronuclear, a state-owned company that operates Brazilian nuclear plants, three sources told Reuters”.

Eletrobras, in relation to the news published in the media, clarifies that it hired BTG Pactual Investment Banking Ltda. on October 29, 2024 to provide financial advisory services regarding its stake in Eletronuclear, emphasizing that such hiring does not imply a guarantee of sale, since there is no agreement or commitment signed with third parties.

Furthermore, the Company clarifies that the possibility of selling its stake in Eletronuclear had already been mentioned in the relevant facts disclosed to the market on July 31, 2024, December 5, 2024, February 28, 2025 and March 26, 2025, regarding the Conciliation Agreement signed with the Federal Government, resulting from the work of the Federal Public Administration Mediation and Conciliation Chamber (CCAF) established “to attempt conciliation and a consensual and amicable solution between the parties”, according to the decision handed down by Justice Nunes Marques, rapporteur of Direct Action of Unconstitutionality (ADI) No. 7,385, in progress before the Federal Supreme Court.

The Company will keep the market informed on the matter, and any acts deemed relevant will be timely disclosed.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

ANNEX

Copy of the letter

Subject: Request for clarification on news - CVM Process No. 19957.006063/2025-65

Dear Director,

1. We refer to the news published on 05/28/2025 in the Isto É Dinheiro media, Business section, under the title: “Eletrobras hires BTG to sell stake in Eletronuclear, says agency", which contains the following statements::

Eletrobras has hired bank BTG Pactual as an advisor in the process of selling its minority stake in Eletronuclear, the state-owned company that operates Brazil's nuclear plants, three sources told Reuters.

2. In view of the above, we determine that you clarify whether the news is true, and, if so, explain the reasons why you believe it is not a relevant fact, as well as comment on other information considered important on the subject.

3. It should be noted that, according to article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and the organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any relevant act or fact that occurred or related to its business, as well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

4. Such manifestation shall occur through the Empresa.NET System, category: Market Announcement, type: Clarifications on CVM/B3 questions, subject: News Published in the Media, which shall include the transcription of this letter. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Relevant Fact, pursuant to CVM Resolution No. 44/21.

5. We warn that, by order of the Superintendence of Relations with Companies, in the use of its legal powers and, based on item II, of article 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 05.30.2025.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.